Exhibit 99.1

PERNOD RICARD & CORBY DISTILLERIES

ANNOUNCE TRANSACTION CLOSING

October 2, 2006 – Pernod Ricard S.A. and Corby Distilleries Limited announced today the closing of the previously disclosed transaction, after the market close on September 29, 2006, concerning the Canadian representation of Pernod Ricard’s brands, production of Corby’s owned-brands, an exchange of certain assets and a combined strategic approach to the Canadian market.  Pernod Ricard owns 46% of the capital of Corby and is considered to be Corby’s ultimate parent.

Corby’s portfolio of owned-brands includes renowned Canadian brands such as Wiser’s rye whiskies, Lamb’s rum and Polar Ice vodka. Through its affiliation with Pernod Ricard, Corby will continue to represent leading international marques such as Ballantine's scotch, Beefeater gin, Malibu rum, Kahlúa liqueur and Mumm champagne.  As a result of this transaction, Corby will also represent such global brands as Chivas Regal and The Glenlivet scotches, Jameson Irish whiskey, Havana Club rum, Jacob’s Creek and Wyndham Estate wines.

Pernod Ricard is listed on the Euronext Paris Sa First Market of the Paris Stock Exchange under the symbols PERP.PA (Reuters) and RI FP (Bloomberg). The Group is a component of the CAC 40 index value.

Corby’s Voting Class A Common Shares and Non-voting Class B Common Shares are listed on the Toronto Stock Exchange under the symbols CDL.A and CDL.B.

For more information, please contact:

PERNOD RICARD SA	CORBY DISTILLERIES LIMITED
Francisco de la VEGA, Communications VP	Krystyna T. HOEG, President and CEO
Tel: +33 (0)1 41 00 40 96	John NICODEMO, VP, Finance and CFO
Patrick de BORREDON, Investor Relations VP	Tel.: +416 369 1859
Tel: +33 (0)1 41 00 41 71	www.corby.ca
Florence TARON, Press Relations Manager
Tel: +33 (0)1 41 00 40 88
www.pernod-ricard.com